United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

 (Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Vale updates about temporary aid package for suppliers

Rio de Janeiro, April 9th, 2020 – Vale S.A. (“Vale” or the “company”) announces that has already anticipated R$521 million in payments to small and medium-sized companies since the beginning of the crisis caused by the COVID-19 pandemic. The company plans to inject another R$411 million into the Brazilian economy in advance of payments until the end of April, totaling R$932 million to help almost 3,000 suppliers in Brazil to address this moment.

As announced at the end of March, Vale advanced on March 25 – before the expiry date – payments to small and medium-sized companies for services already performed and materials delivered. This amount, that was initially estimated in R$160 million, has reached R$171 million.

In April, Vale is reducing the payment term for services performed and materials delivered by up to 85%. With this action R$350 million were already released for payment to this moment.

The suppliers package has benefited overall 1,694 small and medium-sized companies in the past two weeks. Adding up both actions, these companies have received R$521 million.

The last installment of this payment is scheduled for the end of April when the estimated amount of R$932 million will be reached; it aims to reinforce the cash position of small and medium-sized companies in the country.

The purpose of this initiative is to use Vale’s presence at the base of the production chain and its capacity to help suppliers face the impacts of this pandemic, always focusing on people's health and safety.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: April 9th, 2020		Director of Investor Relations